Amendment to
                              Amended and Restated
                             Stockholders' Agreement



                  This amendment (this "Amendment"), dated as of March 2, 1997, amends the Amended and Restated Stockholders' Agreement, dated as of March 14, 1996, between Chartwell Leisure Associates L.P. II, a Delaware limited partnership ("Chartwell"), and FSNL LLC, a Connecticut limited liability company ("FSNL").

                              Preliminary Statement

                  Chartwell and FSNL are parties to an Amended and Restated Stockholders' Agreement, dated as of March 14, 1996 (the "Agreement"), relating to their ownership of shares of stock of Chartwell Leisure Inc. (formerly, called National Lodging Corp.) (the "Company"). The Agreement sets forth certain provisions regarding the management of the Company and the voting and transfer of shares of the Company's common stock, par value $.01 per share ("Common Stock"), owned by Chartwell and FSNL. The Company has commenced a rights offering (the "Rights Offering") by distributing transferable subscription rights ("Rights") to holders of record of Common Stock at the close of business on February 13, 1997, allowing those holders of Common Stock, including Chartwell and FSNL, to purchase additional shares of Common Stock by exercising Rights. Chartwell and FSNL intend to acquire additional shares of Common Stock by exercising the Rights that they receive in the Rights Offering and wish to amend the Agreement to provide that the transfer restrictions of the Agreement will not apply to any shares of Common Stock that they acquire in the Rights Offering. Capitalized terms used as defined terms in this Amendment, but not defined in this Amendment, have the same meaning in this Amendment as in the Agreement.

                  THEREFORE, the parties hereto agree as follows:

                  1. As used in Article III and Sections 4.4 and 4.6 of the Agreement, the term "Stock" shall be deemed not to include any shares of Common Stock acquired by Chartwell, FSNL or any of their Affiliates through the exercise of Rights ("Rights Offering Shares") or any additional shares of Common Stock or other securities acquired by a Stockholder in respect of Rights Offering Shares, whether as a result of a stock dividend, stock split or otherwise.

                  2. The Agreement, as amended by this Amendment, remains in full force and effect.

                  3. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


465613.1

                  IN WITNESS WHEREOF, the parties have duly executed this amendment as of the date first written above.

                                          CHARTWELL LEISURE ASSOCIATES L.P. II
                                          By:      Chartwell Leisure Corp. II,
                                                   General Partner




                                          By: /s/Richard L. Fisher
                                              --------------------------------
                                              Name:  Richard L. Fisher
                                              Title: President


                                          FSNL LLC


                                          By: /s/Leonard M. Nelson
                                             ----------------------------------
                                              Name:  Leonard M. Nelson
                                              Title: Manager

465613.1
                                        2